Jane Street Capital, LLC

Consolidated Statement of Financial Condition

December 31, 2016

Assets

Cash	$ 253,947
Securities and other financial instruments owned, at fair value:	
Equities	8,302,381,694
Options	257,472,552
Corporate bonds	375,123,368
Municipal bonds	18,370,614
Government bonds	127,909,836
Foreign sovereign bonds	26,439,403
Physical commodities	69,916
Total	9,107,767,383
Due from brokers	35,074,771
Due from affiliates	4,844,094
Fixed assets (net of accumulated depreciation and amortization of $2,218,760)	4,447,468
Other assets	5,270,267
Total assets	$ 9,157,657,930

Liabilities and member's equity

Liabilities:	
Securities and other financial instruments sold, not yet purchased, at fair value:	
Equities	$ 5,777,893,207
Options	203,175,876
Corporate bonds	698,565,327
Municipal bonds	658,988
Government bonds	73,273,341
Foreign sovereign bonds	15,858,296
Total	6,769,425,035
Due to brokers	818,401,268
Due to Parent	402,600,012
Due to affiliate	7,216,439
Accrued expenses and other liabilities	10,694,442
Total liabilities	8,008,337,196
Subordinated borrowing	100,000,000
Member's equity	1,049,320,734
Total liabilities and member's equity	$ 9,157,657,930

See accompanying notes.